

07005575

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

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ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC FILE NUMBER
8- 28644

FACING PAGE
Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 01-01-06 (MM/DD/YY) AND ENDING 12-31-06 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: INVESTORS BROKERAGE OF TEXAS, LTD

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

225 S. 5th Street
(No. and Street)

Waco	Texas	76701
(City)	(State)	(Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

Timothy R. Kohn (254) 759-3718
(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

PROCESSED
APR 1 1 2007
THOMSON
FINANCIAL

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

Jaynes, Reitmeier, Boyd & Therrell, P.C.
(Name – *if individual, state last, first, middle name*)

P. O. Box 7616	Waco	Texas	76714-7616
(Address)	(City)	(State)	(Zip Code)

CHECK ONE:

- ☒ Certified Public Accountant
- ☐ Public Accountant
- ☐ Accountant not resident in United States or any of its possessions.


SEC MAIL
RECEIVED
PROCESSING
WASH. D.C.

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

SEC 1410 (06-02)

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

OATH OR AFFIRMATION

I, Timothy R. Kohn, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of Investors Brokerage of Texas, Ltd., as of December 31, 2006, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:



SHILPI SINHA
Notary Public, State of Texas
My Commission Expires
June 15, 2010

Signature

Managing Principal

Title

Notary Public

This report ** contains (check all applicable boxes):

- ☒ (a) Facing Page.
- ☒ (b) Statement of Financial Condition.
- ☒ (c) Statement of Income (Loss).
- ☒ (d) Statement of Changes in Financial Condition.
- ☒ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- ☒ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- ☒ (g) Computation of Net Capital.
- ☒ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- ☒ (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- ☒ (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- ☐ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- ☒ (l) An Oath or Affirmation.
- ☐ (m) A copy of the SIPC Supplemental Report.
- ☒ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

Investors Brokerage of Texas, Ltd.
(A Subsidiary of Chase Financial Corp.)
Financial Statements and
Supplemental Information
December 31, 2006 and 2005
(With Independent Auditors' Report Thereon)

Investors Brokerage of Texas, Ltd.
(A Subsidiary of Chase Financial Corp.)

Table of Contents



JAYNES, REITMEIER, BOYD & THERRELL, P.C.
Certified Public Accountants

5400 Bosque Blvd., Suite 500 Waco, Texas 76710
P.O. Box 7616 Waco, Texas 76714-7616
Phone 254.776.4190 Fax 254.776.8489
Web www.jrbt.com

Independent Auditors' Report

The Board of Directors
Investors Brokerage of Texas, Ltd.:

We have audited the accompanying statements of financial condition of Investors Brokerage of Texas, Ltd. (the Partnership), a subsidiary of Chase Financial Corp., as of December 31, 2006 and 2005 and the related statements of income, changes in partners' equity, cash flows and changes in liabilities subordinated to claims of general creditors for the years then ended that you are filing pursuant to Rule 17a-5 under the Securities Exchange Act of 1934. These financial statements are the responsibility of the Partnership's management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audits to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of Investors Brokerage of Texas, Ltd., a subsidiary of Chase Financial Corp., at December 31, 2006 and 2005 and the results of its operations and its cash flows for the years then ended in conformity with accounting principles generally accepted in the United States of America.

Our audits were conducted for the purpose of forming an opinion on the basic financial statements taken as a whole. The supplemental information included on pages 10 through 12 is presented for purposes of additional analysis and is not a required part of the basic financial statements, but is supplemental information required by Rule 17a-5 under the Securities Exchange Act of 1934. Such information has been subjected to the auditing procedures applied in the audits of the basic financial statements and, in our opinion, is fairly presented in all material respects in relation to the basic financial statements taken as a whole.

Jaynes, Reitmeier, Boyd & Therrell, P.C.

February 23, 2007

Investors Brokerage of Texas, Ltd.
(A Subsidiary of Chase Financial Corp.)

Statements of Financial Condition

December 31, 2006 and 2005

	2006	2005
Assets		
Cash and cash equivalents	$ 152,681	166,093
Cash deposit with clearing organization	150,000	150,000
Accounts receivable:		
Commissions from clearing organization	46,131	34,933
Other assets	18,503	16,296
	$ 367,315	367,322
Liabilities and Equity		
Payable to affiliates	$ 56,513	68,752
Income tax payable to affiliate	3,074	3,874
Total liabilities	59,587	72,626
Equity:		
Partners' equity	307,728	294,696
Total equity	307,728	294,696
	$ 367,315	367,322

See accompanying notes to financial statements.

Investors Brokerage of Texas, Ltd.
(A Subsidiary of Chase Financial Corp.)

Statements of Income

Years Ended December 31, 2006 and 2005

	2006	2005
Revenue:		
Commissions	$ 621,916	580,614
Interest	27,938	23,318
Trading discount	-	3,511
Other	11,713	5,253
Total revenue	661,567	612,696
Expenses:		
Employee compensation, commissions and benefits	430,355	382,111
Communications	18,979	23,834
Occupancy and equipment	100,277	48,317
Professional fees	16,233	13,828
Clearance fees	45,394	37,776
Other operating expenses	34,097	28,388
Total expenses	645,335	534,254
Income before income taxes	16,232	78,442
Current income taxes	3,200	15,800
Net income	$ 13,032	62,642

See accompanying notes to financial statements.

Investors Brokerage of Texas, Ltd.
(A Subsidiary of Chase Financial Corp.)

Statements of Changes in Partners' Equity

Years Ended December 31, 2006 and 2005

Balance, January 1, 2005	$ 232,054
Net income	62,642
Balance, December 31, 2005	294,696
Net income	13,032
Balance, December 31, 2006	$ 307,728

See accompanying notes to financial statements.

Investors Brokerage of Texas, Ltd.
(A Subsidiary of Chase Financial Corp.)

Statements of Cash Flows

Years Ended December 31, 2006 and 2005

	2006	2005
Cash flows from operating activities:		
Net income	$ 13,032	62,642
Adjustments to reconcile net income to net cash provided by operating activities:		
Changes in assets and liabilities:		
Decrease (increase) in commissions receivable	(11,198)	(6,028)
Decrease (increase) in other assets	(2,207)	405
Increase (decrease) in income taxes payable	(800)	800
Decrease in payable to others	-	(10,000)
Increase (decrease) in payable to affiliate	(12,239)	35,581
Net cash provided by operating activities	(13,412)	83,400
Net increase in cash and cash equivalents	(13,412)	83,400
Cash and cash equivalents at beginning of year	166,093	82,693
Cash and cash equivalents at end of year	$ 152,681	166,093

See accompanying notes to financial statements.

Investors Brokerage of Texas, Ltd.
(A Subsidiary of Chase Financial Corp.)

Statements of Changes in Liabilities Subordinated to
Claims of General Creditors

Years Ended December 31, 2006 and 2005

Subordinated liabilities, January 1, 2005	$ -
Changes	-
Subordinated liabilities December 31, 2005	-
Changes	-
Subordinated liabilities December 31, 2006	$ -

See accompanying notes to financial statements.

Investors Brokerage of Texas, Ltd.
(A Subsidiary of Chase Financial Corp.)

Notes to Financial Statements

December 31, 2006 and 2005

(1) Summary of Significant Accounting Policies

(a) Nature of Operations

The accompanying financial statements include only the accounts of Investors Brokerage of Texas, Ltd. (the Partnership). The general partner (.1%) is Insurors General Partner, LLC, which is a wholly-owned subsidiary of the limited partner (99.9%), Insurors.Com, Inc. Insurors.Com, Inc. is wholly owned by Chase Financial Corp. The Partnership serves as an investment broker-dealer, with the majority of its customers located in the central and south Texas areas.

The Partnership carries no customer cash accounts, margin accounts or credit balances and promptly transmits all customer funds and delivers all securities received in connection with its activities to its clearing broker, Southwest Securities in Dallas, Texas.

(b) Commission Income and Related Expenses

Commission income and related expenses are recorded on a settlement date basis, which is not materially different from a trade date basis.

(c) Income Taxes

The Partnership and its affiliates are included in the consolidated federal income tax return filed by the parent company. Federal income taxes are calculated as if the companies filed on a separate return basis, and the amount of current tax or benefit calculated is either remitted to or received from its affiliates. The amount of income tax expense differs from the amount that would result from applying statutory tax rates to income before income taxes because of certain expenses that are not fully deductible for tax purposes and the effect of the surtax exemption which has been allocated to the parent company. The amount of current and deferred taxes payable or refundable is recognized as of the date of the financial statements, utilizing currently enacted tax laws and rates. Deferred tax expenses or benefits are recognized in the financial statements for the changes in deferred tax liabilities or assets between years. The Partnership is not subject to state franchise taxes.

Deferred income taxes are accounted for under the asset and liability method. Deferred tax assets and liabilities are recognized for the future tax consequences attributable to differences between the financial statement carrying amounts of

Investors Brokerage of Texas, Ltd.
(A Subsidiary of Chase Financial Corp.)

Notes to Financial Statements
(Continued)

(1) Summary of Significant Accounting Policies (continued)

(c) Income Taxes (continued)

existing assets and liabilities and their respective tax bases. Deferred tax assets and liabilities are measured using enacted tax rates expected to apply to taxable income in the years in which those temporary differences are expected to be recovered or settled. The effect on deferred tax assets and liabilities of a change in tax rates is recognized in income in the period that includes the enactment date.

(d) Cash Equivalents

For purposes of the statements of cash flows, the Partnership considers all highly liquid debt instruments with original maturities of three months or less to be cash equivalents.

(e) Advertising Expense

The Partnership expenses the costs of advertising as incurred. Advertising expense for 2006 and 2005 totaled $192 and $833, respectively.

(f) Use of Estimates

Management of the Partnership has made a number of estimates and assumptions relating to the reporting of assets and liabilities and the disclosure of contingent assets and liabilities to prepare these financial statements in conformity with generally accepted accounting principles. Actual results could differ from those estimates.

(2) Retirement Plan

The Partnership participates in the retirement plan (the Plan) of a related company which covers substantially all employees. The Plan has a 401(k) provision which allows employees with at least one year and 1,000 hours of service to make contributions. Employee contributions can be matched up to 5% at the discretion of the Partnership. However, the Partnership did not match any of the employee contributions for the 401(k) plan for the years ended December 31, 2006 and 2005. The Partnership did make discretionary contributions of $12,300 and $5,908 to the ESOP plan for the years ended December 31, 2006 and 2005, respectively.

Investors Brokerage of Texas, Ltd.
(A Subsidiary of Chase Financial Corp.)

Notes to Financial Statements
(Continued)

(3) Regulatory Requirements

The Partnership, an investment broker, is subject to the Securities and Exchange Commission, Uniform Net Capital Rule (Rule 15c3-1), which requires the maintenance of minimum net regulatory capital and a certain ratio of aggregate indebtedness to net regulatory capital. The Partnership carries all accounts on a fully disclosed basis and is required to maintain net capital of at least $50,000 under Rule 15c3-1(a)(2). At December 31, 2006, the Partnership had net regulatory capital of $289,224.

(4) Related Party Transactions

A related entity, Insurors Opportunity, Ltd., charges the Partnership for various office space, accounting services and payroll processing and pays all employees and other miscellaneous services for the Partnership. Following is a summary of the major expenses related to services performed by Insurors Opportunity, Ltd.:

	2006	2005
Rent expense	$ 100,277	48,000
Payroll, commissions and related expenses	430,355	382,111

(5) Supplemental Cash Flow Information

The Partnership paid $4,000 to one of its affiliates for income taxes in 2006 and $15,000 in 2005.

(6) Business and Credit Concentrations

The Partnership, at December 31, 2006 and 2005 and periodically through the years, has maintained balances in deposit accounts at a financial institution in excess of federally insured limits.

Supplemental Information

Investors Brokerage of Texas, Ltd.
(A Subsidiary of Chase Financial Corp.)

Information Relating to the Possession or Control
Requirements Under Rule 15c3-3 of the
Securities and Exchange Commission

December 31, 2006

The Partnership claims exemption under Rule 15c3-3(k)(2)(ii) relating to the possession or control filing requirements of Rule 15c3-3.

See accompanying independent auditors' report.

Investors Brokerage of Texas, Ltd.
(A Subsidiary of Chase Financial Corp.)

Computation for Determination of Reserve Requirements
Under Rule 15c3-3 of the
Securities and Exchange Commission

December 31, 2006

The Company claims exemption under Rule 15c3-3(k)(2)(ii) relating to the reserve requirements of Rule 15c3-3.

See accompanying independent auditors' report.

Investors Brokerage of Texas, Ltd.
(A Subsidiary of Chase Financial Corp.)

Computation and Reconciliation of Net Capital and Computation of Basic Net Capital Requirements Under Rule 15c3-1 of the Securities and Exchange Commission

December 31, 2006

Net capital:	
Equity, as reported on Form X-17A-5, Part II	$ 310,844
Adjustment on audit to record income tax payment	(3,117)
Total equity	307,727
Deductions:	
Non-allowable assets - other assets	(18,503)
Net capital	$ 289,224
Aggregate indebtedness, as reported on the accompanying financial statements	$ 59,587
Minimum net capital required	$ 50,000
Net capital in excess of requirements	239,224
Net capital	$ 289,224
Ratio aggregate indebtedness to net capital	.21:1

See accompanying independent auditors' report.



JAYNES, REITMEIER, BOYD & THERRELL, P.C.
Certified Public Accountants

5400 Bosque Blvd., Suite 500 Waco, Texas 76710
P.O. Box 7616 Waco, Texas 76714-7616
Phone 254.776.4190 Fax 254.776.8489
Web www.jrbt.com


SEC MAIL PROCESSING
RECEIVED
MAR C 1 2007
WASH. D.C.
202
SECTION

The Board of Directors
Investors Brokerage of Texas, Ltd.:

In planning and performing our audit of the financial statements and supplemental information of Investors Brokerage of Texas, Ltd. (the Partnership) for the year ended December 31, 2006, we considered its internal control, including control activities for safeguarding securities, in order to determine our auditing procedures for the purpose of expressing our opinion on the financial statements and not to provide assurance on the internal control.

Also, as required by Rule 17a-5(g)(1) of the Securities and Exchange Commission, we have made a study of the practices and procedures followed by Investors Brokerage of Texas, Ltd. including tests of such practices and procedures that we considered relevant to the objectives stated in Rule 17a-5(g) in making the periodic computations of aggregate indebtedness and net capital under Rule 17a-3(a)(11) and for determining compliance with the exemptive provisions of Rule 15c3-3. Because Investors Brokerage of Texas, Ltd. does not carry securities accounts for customers or perform custodial functions to customer securities, we did not review the practices and procedures followed by the Partnership in any of the following:

1. Making quarterly securities examinations, counts, verifications, and comparisons

2. Recordation of differences required by Rule 17a-13

3. Complying with the requirements for prompt payment for securities under Section 8 of Federal Reserve Regulation T of the Board of Governors of the Federal Reserve System

The management of the Partnership is responsible for establishing and maintaining internal control and the practices and procedures referred to in the preceding paragraph. In fulfilling this responsibility, estimates and judgments by management are required to assess the expected benefits and related costs of controls and of the practices and procedures referred to in the preceding paragraph and to assess whether those practices and procedures can be expected to achieve the SEC's above-mentioned objectives. Two of the objectives of internal control and the practices and procedures are to provide management with reasonable but not absolute assurance that assets for which the Partnership has responsibility are safeguarded against loss from unauthorized use or disposition and that transactions are executed in accordance with management's authorization and recorded properly to permit the preparation of financial statements in accordance with generally accepted accounting principles. Rule 17a-5(g) lists additional objectives of the practices and procedures listed in the preceding paragraph.

Because of inherent limitations in internal control or the practices and procedures referred to above, error or fraud may occur and not be detected. Also, projection of any evaluation of them to future periods is subject to the risk that they may become inadequate because of changes in conditions or that the effectiveness of their design and operation may deteriorate.

Our consideration of internal control would not necessarily disclose all matters in internal control that might be significant deficiencies or material weaknesses under standards established by the American Institute of Certified Public Accountants. A significant deficiency is a control deficiency, or combination of deficiencies, that adversely affects the entity's ability to initiate, authorize, record, process, or report financial data reliably in accordance with generally accepted accounting principles such that there is more than a remote likelihood that a misstatement of the entity's financial statements that is more than inconsequential will not be prevented or detected. A material weakness is a significant deficiency, or combination of significant deficiencies, that results in more than a remote likelihood that a material misstatement of the financial statements will not be prevented or detected. However, we noted no matters involving internal control, including control activities for safeguarding securities, that we consider to be material weaknesses as defined above.

We understand that practices and procedures that accomplish the objectives referred to in the second paragraph of this report are considered by the SEC to be adequate for its purposes in accordance with the Securities Exchange Act of 1934 and related regulations, and that practices and procedures that do not accomplish such objectives in all material respects indicate a material inadequacy for such purposes. Based on this understanding and on our study, we believe that the Partnership's practices and procedures were adequate at December 31, 2005 to meet the SEC's objectives.

This report is intended solely for the use of the Board of Directors, management, the Securities and Exchange Commission and other regulatory agencies which rely on Rule 17a-5(g) under the Securities Exchange Act of 1934 in their regulation of registered brokers and dealers and is not intended to be and should not be used for any other purpose.

Jaspas, Raitzmeir, Boyd & Thenell, P.C.

February 23, 2007

END